April 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Palatin Technologies, Inc. Registration Statement on Form S-1 File No. 333-286280

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 31, 2025, in which we, as Lead Placement Agent for the proposed offering by Palatin Technologies, Inc. (the “Company”), joined the Company’s request for acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) for April 2, 2025 at 5:00 p.m., Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date of the Registration Statement.

Very truly yours, A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director